UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39216

Huize Holding Limited

(Registrant’s Name)

Shenzhen Animation Park, Yuehai Road, Nanhai Avenue,

Nanshan District, Shenzhen 518052

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Management Change

Ms. Tracey Chow today tendered resignation from her position as Co-Chief Financial Officer of Huize Holding Limited (the “Company”), effective on August 25, 2020. In light of Ms. Chow’s upcoming departure, the Board of Directors of the Company today appointed Mr. Ronald Tam as Co-Chief Financial Officer of the Company, effective on August 25, 2020. In addition to his new role as Co-Chief Financial Officer, Mr. Tam will continue serving as the Company’s Chief Strategy Officer.

Mr. Cunjun Ma, the Company’s Founder, Chairman and Chief Executive Officer, expressed on behalf of the board of directors the confidence that Mr. Tam with rich capital markets experience will contribute additional value to the Company in his new role as Co-Chief Financial Officer. Mr. Ma also expressed appreciation for Ms. Chow’s dedication and contribution during the Company’s initial public offering on behalf of the board of directors and management team.

Mr. Ronald Tam joined the Company as head of investor relations in March 2020 and has served as Chief Strategy Officer since April, 2020. Mr. Tam has over 15 years of experience in driving and executing corporate strategy, strategic investments, mergers and acquisitions and capital markets transactions. Prior to joining our company, Mr. Tam served as the Chief Financial Officer of Chong Sing Holdings FinTech Group Limited, a Hong Kong-listed Chinese fintech group, from 2016 to 2019, and Vice President of Corporate Finance from 2014 to 2016. Prior to that, Mr. Tam was an executive director and head of general industries investment banking for Greater China at Daiwa Capital Markets Hong Kong Limited from 2011 to 2013. Mr. Tam was a director at Crosby Capital Partners with a focus on private equity and special situations investments from 2010 to 2011. Mr. Tam commenced his career in investment banking at Goldman Sachs (Asia) L.L.C. in Hong Kong from 2002 to 2008 in its Equity Capital Markets and Corporate Finance groups, and advised corporate clients and financial sponsors on equity, equity-linked and M&A transactions across industries in Asia. Mr. Tam graduated magna cum laude with a Bachelor of Arts degree in Economics and Computer Science from Yale University in 2002, and is currently a Finance EMBA candidate of the Tsinghua PBC School of Finance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huize Holding Limited

By:	/s/ Minghan Xiao
Name:	Minghan Xiao
Title:	Co-Chief Financial Officer

Date: August 25, 2020